United States securities and exchange commission logo





                              October 20, 2022

       Alfred P. Poor
       Chief Executive Officer
       Ideanomics, Inc.
       1441 Broadway, Suite 5116
       New York, NY 10018

                                                        Re: Ideanomics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 22,
2022
                                                            File No. 333-267547

       Dear Alfred P. Poor:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1.                                                   Please disclose
prominently on the prospectus cover page that you are not a Chinese operating company but a
Nevada company with operations conducted by your
                                                        subsidiaries based in
China and that this structure involves unique risks to investors.
                                                        Please disclose that
investors may never hold equity interests in the Chinese operating companies. Your
disclosure should acknowledge that Chinese regulatory authorities could disallow this
structure, which would likely result in a material change in your operations and/or a material
change in the value of the securities you are registering for sale, including that it could
cause the value of such securities to significantly decline or become worthless. Provide a
cross-reference to your detailed discussion of risks facing the company and the
offering as a result of this structure.
 Alfred P. Poor
Ideanomics, Inc.
October 20, 2022
Page 2
2. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having a significant portion of the company   s operations
in China. Your
         disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
         Your disclosure should address how recent statements and regulatory
actions by China   s
         government, such as those related to the use of variable interest entities and data security
         or anti-monopoly concerns, have or may impact the company   s ability
to conduct its
         business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus
         summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the Nevada company, its subsidiaries, previous consolidated VIEs or to investors and quantify the amounts where applicable.
         Provide cross-references to the condensed consolidating schedule and the consolidated financial statements. The disclosure here should not be qualified by materiality.
4. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash and assets in the business are in the PRC/Hong
         Kong or a PRC/Hong Kong entity, the funds and assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the
         PRC government to transfer cash and assets. On the cover page, provide cross-references to these other discussions. The disclosure here should not be limited by materiality.
5. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.
6. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the
FirstName LastNameAlfred P. Poor
       cover page and in the prospectus summary that you have no such cash management
Comapany   NameIdeanomics,
       policies  that dictate howInc.
                                   funds are transferred. Provide a
cross-reference on the cover
Octoberpage
         20, to thePage
             2022   discussion
                          2     of this issue in the prospectus summary.
FirstName LastName
 Alfred P. Poor
FirstName
Ideanomics,LastNameAlfred P. Poor
            Inc.
Comapany
October 20,NameIdeanomics,
            2022           Inc.
October
Page 3 20, 2022 Page 3
FirstName LastName
Prospectus Summary, page 6

7.       Provide early in the summary a diagram of the company   s corporate
structure, identifying
         the person or entity that owns the equity in each depicted entity. Identify clearly the entity in which investors are purchasing their interest and the entity(ies)
in which the company   s
         operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Please also discuss the evolution of your organizational structure, including the prior VIE structure and why and how that structure changed.
         Disclose the risks associated with the change in VIE structure.
8. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having a significant portion of the company   s operations
in China poses to
         investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the
         Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
9. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your subsidiaries' operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. The disclosure here should not be qualified by materiality.
 Alfred P. Poor
FirstName
Ideanomics,LastNameAlfred P. Poor
            Inc.
Comapany
October 20,NameIdeanomics,
            2022           Inc.
October
Page 4 20, 2022 Page 4
FirstName LastName
10. Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the
         Nevada company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the Nevada company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors. Please also include disclosure of payments to and from your
         VIEs for the year ended December 31, 2019 and provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
11. We note that the consolidated VIEs constitute a material part of your consolidated financial statements for the year ended December 31, 2019. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required during which you used VIEs. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that were the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
Risk Factors, page 9

12.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
 Alfred P. Poor
FirstName
Ideanomics,LastNameAlfred P. Poor
            Inc.
Comapany
October 20,NameIdeanomics,
            2022           Inc.
October
Page 5 20, 2022 Page 5
FirstName LastName
13. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. Business
Corporate Structure, page 56

14. Please reconcile the discussion of your organizational structure with the list of subsidiaries in Exhibit 21. We note that your disclosure states there are 54 subsidiaries in the organizational structure, while the exhibit lists 61.
General

15. Please state whether you have one or more directors, officers or members of senior management located in the PRC/Hong Kong, and if so, identify the relevant individual
         and include a separate    Enforceability    section, consistent with
Item 101(g) of Regulation
         S-K, and a risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

         Please contact Alyssa Wall at 202-551-8106 or Jennifer L pez Molina at 202-551-3792.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services